================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ______________________

                                   SCHEDULE TO
                                  (RULE 13E-4)

            Tender Offer Statement under Section 14(d)(1) OR 13(e)(1)
                   of the Securities and Exchange Act of 1934
                                (Amendment No. 4)

                             ______________________

                             EXTREME NETWORKS, INC.
       (Name of Subject Company ("Issuer") and Filing Person ("Offeror"))

                             ______________________

          Options to purchase Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                             ______________________

                                     30226D
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             ______________________

                                 Gordon L. Stitt
                      President and Chief Executive Officer
                             Extreme Networks, Inc.
                               3585 Monroe Street
                          Santa Clara, California 95051
                                 (408) 579-2800
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications
                           on Behalf of Filing Person)

                             ______________________

                            CALCULATION OF FILING FEE

================================================================================
                  Transaction Valuation*                  Amount of Filing Fee**
                       $139,687,683                            $27,937.54
================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 15,451,910 shares of common stock of Extreme Networks, Inc. having an aggregate value of $139,687,683 as of October 29, 2001 will be acquired in connection with this Offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   $27,910.92 previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by Registration Statement Number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N/A

     Form or Registration No.:  N/A

     Filing party:  N/A

     Date filed:  N/A

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the Statement relates:

[_]  Third-party tender offer subject to Rule 14D-1.
[X]  Issuer Tender Offer subject to Rule 13E-4.
[_]  Going-private transaction subject to Rule 13E-3.
[_]  Amendment to Schedule 13D under Rule 13D-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer: [X]
--------------------------------------------------------------------------------

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                             Introductory Statement

This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Extreme Networks, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") on October 31, 2001, as amended on November 15, 2001, November 28, 2001 and November 30, 2001 (as amended, the "Schedule TO"), relating to the Company's offer to certain employees to exchange certain options that were granted and are outstanding under the Extreme Networks, Inc. Amended 1996 Stock Option Plan, the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan, or the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan, to purchase shares of the Company's Common Stock, par value $0.001 per share, having an exercise price per share of $10.00 or more for new options to purchase shares of the Company's Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange dated October 31, 2001, and filed as Exhibit (a)(1) to the Schedule TO. This Amendment is the final amendment to the Schedule TO.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Offer to Exchange made by the Company pursuant to the Schedule TO expired at 12 midnight, Pacific Time, on Monday, December 3, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase 5,757,063 shares of the Company's Common Stock, representing 37% of the options that were available to be tendered in the Offer to Exchange as of October 29, 2001. Subject to the terms and conditions of the Offer to Exchange, the Company will grant options to purchase an aggregate of 5,757,063 shares of the Company's Common Stock in exchange for such tendered options.

Item 12. Exhibits.

Exhibit
Number                            Description
------    ----------------------------------------------------------------------
(a)(1)    Offer to Exchange dated October 31, 2001.*
(a)(2)    Email sent to employees of the Company on October 31, 2001.*
(a)(3)    Form of Online Election Form.*
(a)(4) Question and Answer Regarding Stock Option Exchange sent to employees of the Company on October 31, 2001.*
(a)(5) Stock Option Exchange Employee Presentation sent to employees of the Company on October 31, 2001.*
(a)(6) Extreme Networks, Inc. Annual Report on Form 10-K for its fiscal year ended July 1, 2001, filed with the Securities and Exchange Commission on September 26, 2001, is incorporated herein by reference.*
(a)(7) Form of confirmation of acceptance and cancellation of tendered options to be delivered by the Company.*
(a)(8) Email from Julia Cochrane of the Legal Department to employees of the Company concerning changes to the Offer to Exchange.*
(a)(9) Email to employees of the Company announcing the Company's intent to offer certain Convertible Subordinated Notes due 2006.*
(a)(10)   Revised financial table.*
(b)       Not Applicable.
(d)(1)    Extreme Networks, Inc. Amended 1996 Stock Option Plan, as amended.*
(d)(2)    Extreme Networks, Inc. Amended 1996 Stock Option Plan Prospectus. *
(d)(3) Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. Amended 1996 Stock Option Plan.
          *
(d)(4)    Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan.*
(d)(5)    Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan Prospectus.
          *
(d)(6) Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan.*
(d)(7)    Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan.*
(d)(8)    Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan Prospectus.
          *
(d)(9) Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan.*

(g)     Not Applicable.
(h)     Not Applicable.

__________________________

* Previously filed.

                                    SIGNATURE
                                    ---------

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule TO is true, complete and correct.

                                              EXTREME NETWORKS, INC.

                                              /s/ Harold L. Covert
                                              ---------------------------------
                                              Harold L. Covert
                                              Chief Financial Officer

Dated: December 6, 2001

                                      iii

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                                INDEX TO EXHIBITS
                                -----------------

Exhibit
Number                             Description
------    ----------------------------------------------------------------------

(a)(1)    Offer to Exchange dated October 31, 2001.*
(a)(2)    Email sent to employees of the Company on October 31, 2001. *
(a)(3)    Form of Online Election Form. *
(a)(4) Question and Answer Regarding Stock Option Exchange sent to employees of the Company on October 31, 2001.*
(a)(5) Stock Option Exchange Employee Presentation sent to employees of the Company on October 31, 2001. *
(a)(6) Extreme Networks, Inc. Annual Report on Form 10-K for its fiscal year ended July 1, 2001, filed with the Securities and Exchange Commission on September 26, 2001, is incorporated herein by reference. *
(a)(7) Form of confirmation of acceptance and cancellation of tendered options to be delivered by the Company.*
(a)(8) Email from Julia Cochrane of the Legal Department to employees of the Company concerning changes to the Offer to Exchange.*
(a)(9) Email to employees of the Company announcing the Company's intent to offer certain Convertible Subordinated Notes due 2006.*
(a)(10)   Revised financial table.*
(b)       Not Applicable.
(d)(1)    Extreme Networks, Inc. Amended 1996 Stock Option Plan, as amended. *
(d)(2)    Extreme Networks, Inc. Amended 1996 Stock Option Plan Prospectus. *
(d)(3) Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. Amended 1996 Stock Option Plan. *
(d)(4)    Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan. *
(d)(5)    Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan
          Prospectus. *
(d)(6) Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan. *
(d)(7)    Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan. *
(d)(8)    Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan
          Prospectus. *
(d)(9) Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan. *
(g)       Not Applicable.
(h)       Not Applicable.

------------------------------
* Previously filed

                                       iv